

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Michael M. Brown
Chief Executive Officer
McGregor Power Systems, Inc.
4426 N. 21st St.
Ozark, MO 65721

> **Re: McGregor Power Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2015**
> **File No. 333-202731**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

3. Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

4. Please include the Dilution information required by Item 506 of Regulation S-K. See also Item 6 of the Form S-1 instructions.

5. Please include the information required by Item 201 of Regulation S-K. See also Item 11(d) of the Form S-1 instructions.

6. Please revise your registration statement to include Part II as required by the Form S-1 instructions and ensure that Part II includes the information required by Items 13 through 17 of the Form S-1 instructions.

Calculation of Registration Fee Table

7. Please revise the "Securities to be Registered" in the "Calculation of Registration Fee" table to clearly disclose that you are registering Class B common stock. Also, please revise footnote one to state the provision of Rule 457 of the Securities Act that is being relied upon for the basis of the calculation.

Front Cover Page of the Prospectus

8. Please revise the title of securities to clearly state that you are offering Class B common stock and that Class B common stock carries different rights and privileges from Class A common stock, including a lack of voting power. Please refer to Item 501(b)(2) of Regulation S-K. Also, please include the page number where the risk factors section appears in the prospectus. Please refer to Item 501(b)(5) of Regulation S-K.

9. We note disclosure in your risk factor, "No shares will be issued . . ." on page 6, of your minimum of $100,000 for this offering. Please reconcile this disclosure with the disclosure elsewhere in the filing, which suggests that there is no minimum to the offering.

10. Please provide the information required by Item 501(b)(3) of Regulation S-K on the cover page.

Table of Contents

11. Please include page numbers in the next amendment to your registration statement. The page numbers should be consistent with the page numbers listed in your table of contents.

Prospectus Summary, page 1

The Business of the Company, page 1

Our Company, page 1

12. Please disclose that you do not have an operational website.

13. We note disclosure that your product is called a Thermal Watt Furnace. We also note disclosure that the Thermal Watt Furnace patent expired, you are in the process of designing a newer version of the Thermal Watt Furnace, and in your first risk factor you state that you have not sold any products and you have not manufactured any products. Please clearly disclose your intended operations versus your current operations. For example, please clearly state the status of the Thermal Watt Furnace and disclose that you have not sold any products to date nor have you manufactured any products. Please also comply with this comment in your Description of Business section on page 15.

Patents, Trademarks, Intellectual Property, page 1

14. Please expand upon the specific steps you have taken in developing the newer version of the Thermal Watt Furnace. We note disclosure in the Allocation of Our Affiliates Time section on page 24 that if you raise sufficient funds you will begin designing and manufacturing prototypes. If you have not yet taken any steps to develop the newer version of the Thermal Watt Furnace, please explicitly disclose that here. Please also briefly describe the terms of your consulting agreement with Mr. Pendell here and in the Employment Agreements section on page 25.

The Offering – Plan of Distribution, page 2

15. Please disclose that shareholders who purchase the Class B common stock in this offering are not entitled to vote on any matters.

Risk Factors, page 5

16. Please add a risk factor clarifying the amount and percent of time devoted to the company by Messrs. Brown and Pendell and describe the risks to investors because of conflicts of interest resulting from their outside ventures or employment. Also, we note disclosure of the amount of time Messrs. Brown and Pendell will devote to your business if the offering is successful in the "Allocation of Our Affiliates' Time" section on page 24. In the "Allocation of Our Affiliates' Time" section, please also disclose the amount of time Messrs. Brown and Pendell currently devote to your business.

<u>We do not have a majority of independent directors on our Board and the Company has not voluntarily implemented various . . ., page 5</u>

17. We note disclosure here that your Board of Directors is comprised of two individuals, and the Interests of Named Experts and Counsel section on page 37 states that Mr. LaCome is a director of the company. However, disclosure in other sections of the registration statement states that Mr. Brown is your sole director. Please make your disclosure on whether you have one or two directors consistent throughout your registration statement.

<u>Our Intellectual property may not be adequately protected, page 7</u>

<u>Commodity market factors impact our costs and availability of materials, page 8</u>

<u>Our products involve a lengthy sales cycle and we may not anticipate . . ., page 8</u>

18. Please ensure your risk factors reflect the current stage of your development. For instance, you do not appear to have any existing intellectual property or products yet the risk factors suggest that you do. Please revise your risk factor section to remove any implication that you currently have existing intellectual property and products.

<u>We may be unable to fund our future operating requirements. . ., page 9</u>

19. Please state the amount of funding you will need to continue operations for the next 12 months.

<u>Risks Related to Our Common Stock, page 12</u>

20. Please add a risk factor that discusses there is no market for your common shares, a market may never develop and purchasers of your securities may have difficulty selling their shares.

<u>Use of Proceeds, page 14</u>

21. Please indicate the order of priority of the use of the proceeds from this offering. See Instruction (1) to Item 504 of Regulation S-K.

22. Please briefly describe the lease/land acquisition and machine tool acquisition. See Instruction (2) to Item 504 of Regulation S-K.

<u>Description of Business, page 15</u>

23. Please disclose the number of your total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Prototypes, page 20

24. Please describe the means by which the TWF prototype was tested and expand upon how you determined that the unit "completed all phases of testing".

Government Regulation and Its Effect on Our Business, page 21

25. Please disclose the need for any government approval of the TWF once it is completed. See Item 101(h)(4)(viii) of Regulation S-K.

Property, page 22

26. Please describe how the property of the company is held pursuant to Item 102 of Regulation S-K.

Financial Condition, Changes in Financial Condition and Results of Operations, page 22

Results of Operations, page 22

27. We note your disclosure under this heading, and in the section of liquidity, stating that you plan to bring wells on-line and produce crude oil and natural gas to bring to market and that significant amounts of working capital from the offering or some other source of short term liquidity will be needed to complete the well preparation phase of your business plan and begin producing oil for market. However, similar disclosure does not appear elsewhere in your document as ordinarily would be expected to comply with Regulation S-K. Please remove this language from your filing, or confirm, if true, that your plan of operation includes the acquisition, exploration, development, and production of oil and gas in addition to the manufacture and sale of co-generation systems. In this case, we may have further comments.

Liquidity, page 23

28. We note your disclosure stating that you do not believe your current capital resources will be sufficient to fund your operating activity and other capital resource demands during the next year. Please expand your disclosure to include the amount of estimated cash you will need to fund your operations for the next twelve months.

Directors, Officers and Control Persons, page 23

29. Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Brown should serve as a director pursuant to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

    30. Please provide an address for the beneficial owner. See Item 403(a) of Regulation S-K.

Executive Compensation, page 25

Director Compensation Table, page 25

    31. We note that Article III, Section 2 of your Bylaws states that the number of directors which constitutes the whole board shall be two and the number of directors may be decreased to not less than one. We also note that you began operations in 2014. Please revise the table to include both of your directors for the year 2014.

OTC Bulletin Board Consideration, page 27

    32. Please state that your stock is not quoted on the OTC Bulletin Board. Please also clarify whether you have contacted a market maker for sponsorship on the OTC Bulletin Board without suggesting that there is any guarantee of such sponsorship.

Recent Sales of Unregistered Securities, page 29

    33. Please disclose whether the securities issued are Class A or Class B common shares and disclose the aggregate offering price for the securities sold for cash. See Item 701(a) and (c) of Regulation S-K.

Financial Statements, page 29

Statement of Cash Flows, page 31

    34. We note you have reported an amount of $2,889 of capital contributed by a related party in the financing section of your Statement of Cash Flows. Please provide the disclosures required by ASC 850-10-50-1, as applicable, relating to this transaction in the notes to your financial statements.

Interests of Names Experts and Counsel, page 37

    35. Please include counsel's business address. Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

    36. We note disclosure that counsel owns 10,000,000 shares of A & B stock. Please disclose whether counsel owns Class A common stock or Class B common stock, or both.

Undertakings, page 38

37. Please remove the undertakings 4(v), (vi), (vii), 5 and 6 on pages 38 and 39 as they do not apply to this offering. Please add the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 39

38. We note that your charter and bylaws are filed as exhibits 99.1 and 99.2 but your exhibit index lists them as exhibits 3.1 and 3.2, and your subscription agreement is filed as exhibit 99 but is listed as exhibit 6. Please revise to file your charter and bylaws under the exhibit 3.1 and 3.2 subheadings and refile your subscription agreement under the 10 subheading and make your index consistent with such filings. See Item 601(a) of Regulation S-K. We also note your name listed in your certificate of incorporation. Please revise the registration statement to consistently disclose your correct name.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
        Joseph LaCome, Esq.